UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

August 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

September 1, 2004

DESCRIPTION:

Form 52-109FT2 - Certification of Interim Filings - Chief Executive Officer and Form 52-109FT2 - Certification of Interim Filings - Chief Financial Officer for Unaudited Interim Financial Statements and Management Discussion & Analysis for the 3 and six months ended June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date September 1, 2004

By:                               "Doris Meyer"

                                        (Signature)

                                                                                                                         Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, John Bovard, President and Chief Executive Officer of Asia Pacific Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Asia Pacific Resources Ltd. (the "Issuer") for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

August 12, 2004

"signed" John Bovard

______________________________________________

John Bovard, President and Chief Executive Officer

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1

Tel: (604) 516-0566  |  Fax: (604) 516-0568

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Robert A. Scott, Chief Financial Officer and Corporate Secretary of Asia Pacific Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Asia Pacific Resources Ltd. (the "Issuer") for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

August 12, 2004

"signed" Robert A. Scott

_____________________________________________________

Robert A. Scott, Chief Financial Officer and Corporate Secretary